Exhibit 12.1

TRITON PCS, INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)					(in thousands)
Computation of Earnings:
Pre-tax income from continuing operations before loss from equity investees	($149,360)	($176,012)	($196,589)	($133,903)	($141,188)	($89,246)	($57,696)
Adjustments to earnings:
Fixed charges (as computed below)	58,518	75,030	138,795	164,934	159,857	84,550	71,419
Interest capitalized	(12,300)	(9,543)	(5,934)	(4,210)	(1,718)	(1,131)	(551)
Amortization of capitalized interest	—	2,001	2,832	3,203	3,212	1,786	1,666

Earnings as adjusted	(103,142)	(108,524)	(60,896)	30,024	20,163	(4,041)	14,838

Computation of Fixed Charges:
Interest expense	41,061	55,903	117,499	144,086	141,210	74,925	62,258
Capitalized interest	12,300	9,543	5,934	4,210	1,718	1,131	551
Portion of rental expense which is representative of interest	5,157	9,584	15,362	16,638	16,929	8,494	8,610

Total fixed charges	58,518	75,030	138,795	164,934	159,857	84,550	71,419

Deficiency of earnings to cover fixed charges	($161,660)	($183,554)	($199,691)	($134,910)	($139,694)	($88,591)	($56,581)